Bounty Investments, LLC
c/o Columbus Nova
900 Third Avenue, 19th Floor
New York, NY 10022
December 21, 2010
Deerfield Capital Corp.
6250 North River Road
Rosemont, IL 60018
Attention: Robert Contreras
CIFC Parent Holdings LLC
250 Park Avenue, 5th Floor
New York, NY 10177
Attention: Peter Gleysteen
     Re:   Waiver of Conversion Rate Adjustment
Ladies and Gentlemen:
     Reference is made to that certain the Agreement and Plan of Merger, dated as of December 21, 2010 (the “Merger Agreement”), by and among Deerfield Capital Corp., a Maryland corporation (“Parent”), Bulls I Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent, Bulls II Acquisition LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent, Commercial Industrial Finance Corp., a Delaware corporation (the “Company”), and CIFC Parent Holdings LLC (“CIFC Parent”), a Delaware limited liability company and the sole stockholder of the Company.
     Reference is also made to those certain Senior Subordinated Convertible Notes due December 9, 2017 of Parent in the original principal amount of $25,000,000 (together with all PIK Interest, if any, accrued thereon to date (whether or not actually paid or capitalized as of the date hereof), the “Notes”) issued pursuant to that certain Senior Subordinated Convertible Notes Agreement, dated as of March 22, 2010 (the “Notes Purchase Agreement”), between Parent and Bounty Investments, LLC (“Bounty”). Capitalized terms used but not defined herein have the respective meanings given to them in the Merger Agreement or the Notes Purchase Agreement, as applicable.
     In connection with the Merger, Parent is issuing to the Company Stockholder 9,090,909 shares of Parent Common Stock (the “Equity Consideration”) in addition to certain cash payments to CIFC Parent, all in accordance with the terms of the Merger Agreement. In consideration for the Company entering into the Merger Agreement, Bounty hereby represents, warrants and agrees as follows:
     1. Notes. As of the date first written above, Bounty is the registered owner of $25,000,000 in aggregate principal amount of the Notes which each of Parent, and to the

Knowledge of Bounty, equals all of the Notes issued by Parent pursuant to the Notes Purchase Agreement.
     2. Conversion Rate. Pursuant to Section 10.2 of the Notes Purchase Agreement, adjustments to the Conversion Rate may be made with the consent of a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, PIK Interest).
     3. Waiver of Conversion Rate Adjustment. Subject to the termination of this document pursuant to Section 4 hereof, Bounty hereby waives for itself and for all subsequent transferees of the Notes any and all adjustments to the Conversion Rate that may be required pursuant to Section 6 of the Notes Purchase Agreement and paragraph (xiv) of the Notes solely as a result of the issuance by Parent of the Equity Consideration to the Company Stockholder as consideration for the Merger (the “Waiver”).
     4. Effective Date. This Waiver is effective as of the date first written above and shall terminate automatically, and without any further action by Bounty, upon the termination of the Merger Agreement if at such time the Merger has not been consummated.
     5. Reservation of Rights. This Waiver is specifically limited to the matters expressly set forth in Section 3 above, and nothing herein nor any action or inaction by Bounty shall be construed to constitute a waiver or consent with respect to any other matter. Except as expressly set forth in Section 3, Bounty hereby specifically reserves all of its rights and privileges as a Holder under the Notes and the Notes Purchase Agreement.
     6. Applicable Law. This Waiver is governed by and to be construed in accordance with, the laws of the State of New York, without regard to the conflict of laws principles or rules thereof which would require application of the law of another jurisdiction. Any action, suit or proceeding arising in connection with any disagreement, dispute, controversy or claim, in whole or in part, arising out of, related to, based upon or in connection with this Waiver or the subject matter hereof may only be brought in the courts of the State Courts of the State of New York, New York County or the United States District Court located in the State of New York, New York County.
     7. Section and Other Headings. The section and other headings contained in this Waiver are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
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Sincerely, Bounty Investments, LLC
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Chief Executive Officer

Signature Page to Dilution Waiver

Acknowledged as of the date first above written:

Deerfield Capital Corp.
By:	/s/ Robert A. Contreras
	Name:	Robert A. Contreras
	Title:	Senior Vice President & General Counsel

Signature Page to Dilution Waiver

Acknowledged as of the date first above written:

Commercial Industrial Finance Corp.
By:	/s/ Peter Gleysteen
	Name:	Peter Gleysteen
	Title:	Chief Executive Officer

Signature Page to Dilution Waiver